EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Markel Corporation:

We consent to the incorporation by reference in this registration statement on Form S-3 of Markel Corporation of our report dated January 28, 2004, with respect to the consolidated balance sheets of Markel Corporation and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2003, which report appears in the December 31, 2003 annual report on Form 10-K of Markel Corporation. Our report refers to a change in accounting for goodwill in 2002. We also consent to the reference to our firm under the heading “Experts” in the prospectus.

(signed) KPMG LLP

Richmond, Virginia

August 9, 2004